UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Liability Management Operations

Rio de Janeiro, June 12, 2018 – Petróleo Brasileiro S.A. – Petrobras informs that in 06/07/2018 it prepaid a credit line with The Bank of Nova Scotia totaling US$ 750 million, which would mature in 2022. Simultaneously, it borrowed new financing with the same bank, of equal value, but with more competitive financial costs, maturing in 2023.

The operation is part of the company’s liability management strategy through which, since 2016, numerous operations have been carried out in the capital market and with several financial institutions: Banco do Brasil, Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Banco do Nordeste, Bradesco, Caixa Econômica Federal, Itaú, Safra, Financiadora de Estudos e Projetos (FINEP), Bank of America, BNP Paribas, Citibank, Credit Agricole CIB, HSBC Bank, Intesa Sanpaolo, JP Morgan Chase Bank, Morgan Stanley Bank, Santander, Standard Chartered Bank, The Bank of Nova Scotia, Bank of China, China Development Bank (CDB), Industrial and Comercial Bank of China (ICBC), Mizuho Bank, MUFG Bank, Export Development Canada (EDC), Export-Import Bank of China, Eksport Kredit Fonden (EKF), Japan Bank for International Cooperation (JBIC), Kreditanstalt für Wiederaufbau (KFW), Servizi Assicurativi del Commercio Estero (SACE) e UK Export Finance (UKEF).

These transactions totaled US$ 61.7 billion in prepayments, US$ 48.6 billion in funding with more attractive rates and US$ 11.7 billion in operations that extended the financing term, as shown on the table below.

Table: Debt management operations (US$ million)

	2016	2017	2018	TOTAL
Borrowings	17,763	23,695	7,138	48,595
Prepayments	16,833	25,335	19,490	61,658
Term Extensions	1,084	10,595	—	11,680

These operations, in addition to contributing to the improvement of the company’s debt profile and the lengthening of its average duration, from 7.14 years in December 2015 to 9.34 years in June 2018, contributed to savings of approximately US$ 1.6 billion, when compared to the yields of Petrobras’ debt securities (bonds) traded on the international market for equivalent terms.

It should be noted that all these operations were analyzed by the technical area of the Finance and Investor Relations Department and approved by the Company’s Executive Board.

Petrobras will continue to evaluate new opportunities aiming to improve the amortization profile and the cost of debt, in line with its liability management strategy, taking into account the deleveraging target set forth in its 2018-2022 Business and Management Plan.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer